(Check One): ☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 0-16354
CUSIP Number: 625 445 20

For Period Ended: August 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☒ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MultiCell Technologies, Inc.

Full name of registrant

Former name if applicable

701 George Washington Highway

Address of principal executive office (Street and number)

Lincoln, Rhode Island 02865

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-QSB of MultiCell Technologies, Inc. (the “Company”) for the three and nine months ended August 31, 2006 cannot be filed with the Securities and Exchange Commission within the prescribed time period due to unexpected delays and complications arising out of the assessment of the Company’s controls and procedures for this quarterly filing. This assessment is being reevaluated as a result of an omission in recording a stock option grant during the quarter.

The Company files this report for a 5 day extension for filing its Quarterly Report on Form 10-QSB for the three and nine month period ended August 31, 2006. The Company will not timely file its Form 10-QSB because it will be unable to complete the preparation of its financial statements by the initial filing date. The Company intends to file the Quarterly Report on Form 10-QSB as soon as practicable, and in any event prior to the 5-day extension period afforded by SEC Rule 12b-25 which would expire on October 20th, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

W. Gerald Newmin (Name)	(401) (Area Code)	333-0610 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting losses from operations of approximately $1,135,980 and $2,972,880 for the three and nine months ended August 31, 2006 on revenues of approximately $28,874 and $601,880 for the three and nine months ended August 31, 2006 as compared to loss from operations of $931,367 and $2,950,741 for the three and nine months ended August 31, 2005 on revenues of $69,056 and $150,571 for the three and nine months ended August 31, 2005. A more detailed discussion of results of operations will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-QSB to be filed.

MultiCell Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 17, 2006	By:	/s/ W. Gerald Newmin
W. Gerald Newmin
Chairman, Chief Financial Officer, Secretary and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).